Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas Miami vedderprice.com

August 20, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Aisha Adegbuyi and Mr. Christian Windsor

Re:	Hoyne Bancorp, Inc.
Registration Statement on Form S-1 filed June 17, 2025
File No. 333-288102 (the “Registration Statement”)

Dear Ms. Adegbuyi and Mr. Windsor:

On behalf of Hoyne Bancorp, Inc. (the “Company”), we are hereby transmitting for filing via EDGAR a Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-288102) (the “Amended Registration Statement”). Simultaneously therewith, the Company is submitting via EDGAR this letter in response to the comment letter it received from the Staff dated July 14, 2025 with respect to the Registration Statement. We have included below the comments set forth in the Staff’s letter, as well as the Company’s responses to those comments.

Registration Statement on Form S-1

Risk Factors

The level of our commercial real estate loan portfolio may subject us to additional regulatory scrutiny, page 16

1.	We note your reference to a number of commercial real estate loans, including multifamily loans. Please tell us, with a view towards enhanced disclosure in the risk factors and in your management’s discussion, about any significant factors that impact your commercial loan portfolio. For instance, discuss whether any particular loan type is dependent on a small number of borrowers, or if the properties that secure your multi-family loans are subject to rent regulation.

Response: The Company acknowledges the Staff’s comment and respectfully notes a discussion of risks associated with commercial real estate loans under the risk factors titled “We intend to increase the origination of our commercial loan portfolio which could expose us to increased lending risks and related loan losses” and “The geographic concentration of our loan portfolio and lending activities makes us vulnerable to a downturn in our local market area” on pages 15 and 16 of the Amended Registration Statement. The Company also notes that none of the properties that secure its multifamily loans are subject to rent regulation. The Company has included additional disclosure in the Amended Registration Statement in the risk factors on page 16 regarding significant factors affecting its primary market area and that may impact its commercial loan portfolio and in the section captioned “Business of Hoyne Savings Bank – Loan Originations and Sales – Commercial Real Estate” on page 67.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, Vedder Price Pte. Ltd., which operates in Singapore, and Vedder Price (FL) LLP, which operates in Florida.

Ms. Aisha Adegbuyi

Mr. Christian Windsor

August 20, 2025

A deterioration in economic conditions in our markets, page 17

2.	Please revise this risk factor to discuss, as appropriate, the factors that impact the Chicago Metropolitan area in which you focus. For instance, discuss any changes in occupancy for office, industrial or retail real estate. Discuss the extent to which the ability to compete in this area is dependent on existing relationships, and how this might impact your business strategy to increase your commercial real estate loan portfolio. Consider making appropriate changes to your MD&A, business and/or other risk factors based upon your response.

Response: The Company acknowledges the Staff’s comment and respectfully notes a discussion of the Chicago Metropolitan area and the competition the Company faces in its primary market under the section captioned “Market Area and Competition” on page 63 of the Amended Registration Statement. The Company has also included additional disclosure in the Amended Registration Statement in this risk factor and the risk factor tiled “Our business strategy includes commercial real estate (including commercial construction) and commercial and industrial loan growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively” on page 17 as well as a cross reference on page 50 in the MD&A section to the discussion under the section captioned “Market Area and Competition.”

We are subject to certain risk if we are able to grow through opportunistic mergers and acquisitions, page 18

3.	We note that you have completed two mergers while still a mutual holding company. Revise this risk factor to discuss any difficulties you overcame in those mergers that might help investors better understand this risk. Similarly, please clarify if you believe that the risks from an attempt to grow through acquisitions might be changed once you have the ability to offer your common stock as part of an acquisition strategy.

Response: The Company acknowledges the Staff’s comment. The Company has revised the disclosure in the Amended Registration Statement in this risk factor on page 18 to seek to address the Staff’s comment. The Company also respectfully notes the disclosure included in the second paragraph of this risk factor regarding the possibility of an increase in the number of the Company’s shares of common stock outstanding and, accordingly the dilution of stockholders’ equity and earnings per share, which could occur as a result of any acquisition.

Ms. Aisha Adegbuyi

Mr. Christian Windsor

August 20, 2025

Real Estate Owned, page 53

4.	We note your disclosure that the increase in Real Estate Owned during the three months ended March 31, 2025 was due to the net change in valuation upon transfer from premises and equipment from a net book value of $730,000 to market value of $2.2 million for a branch location. We also note similar disclosure on page 54 related to another branch location during the fiscal year ended December 31, 2024. As a result, you recorded a “Gain on REO” of $675,573 and $698,850 in your Consolidated Statement of Income during the quarterly and annual periods ended March 31, 2025 and December 31, 2024, respectively. Please tell us the authoritative guidance relied upon which resulted in the “Gain on REO” recorded for each period presented and how you considered the guidance in ASC 360-10-35-37 through 35-43. In your response, please also tell us how you considered these closed branch locations to be held for sale pursuant to ASC 360-10-45-9 through 45-11.

Response: The Company acknowledges the Staff’s comment and notes that the Company originally reviewed the accounting literature regarding the closing of decades-old branch locations pursuant to an approach to classify the transaction under the “Long Lived Asset” accounting guidelines. After further consideration of the authoritative guidance mentioned in this comment letter (ASC 360-10-35-37 through 35-43), revised entries have been made to the audited consolidated financial statements for the year ended December 31, 2024, and the three month period ended March 31, 2025, and such statements have been restated to now reflect the branch locations in other real estate at their carrying value at the time of transfer. In addition, the unaudited consolidated financial statements included in the Amended Registration Statement as of and for the six months ended June 30, 2025 and 2024 also reflect the branch locations in other real estate at their carrying value at the time of transfer. The disclosure in the MD&A section on page 53 of the Amended Registration Statement as of June 30, 2025, has been similarly revised to reflect this change.

Consolidated Statement of Equity, page F-4

5.	Please tell us and revise your filing, as necessary, to explain what “acquired equity” represents and why it is separately presented within Retained Earnings in your Consolidated Statement of Equity for all periods presented.

Response: The Company acknowledges the Staff’s comment. “Acquired Equity” represents a separate tracking of acquired equity from previous acquisitions to differentiate from the Company’s retained earnings. The Company has removed the separate line item for acquired equity and included this item as part of overall retained earnings in the Consolidated Statement of Equity included in the audited financial statements as of and for the years ended December 31, 2024 and 2023, as well as the unaudited consolidated financial statements as of and for the six months ended June 30, 2025 and 2024.

Ms. Aisha Adegbuyi

Mr. Christian Windsor

August 20, 2025

Notes To The Consolidated Financial Statements, page F-28

6.	Please revise to include segment reporting disclosures required by ASU 2023-07 and ASC 280.

Response: The Company acknowledges the Staff’s comment and has revised Note 3 to the audited consolidated financial statements as of and for the years ended December 31, 2024 and 2023 on page F-39 and Note 3 to the unaudited interim consolidated financial statements as of and for the six months ended June 30, 2025 and 2024 on page F-12 to include segment reporting disclosures required by ASU 2023-07 and ASC 280.

We believe the foregoing is responsive to the Staff’s comments and requests for additional information. Please be advised that the Company wishes to have the registration statement declared effective as soon as possible. Accordingly, should you have any questions or need any additional information, please do not hesitate to contact the undersigned at (312) 609-7835 or Daniel C. McKay, II at (312) 609-7762.

Very truly yours,

/s/Jennifer Durham King
Jennifer Durham King
Shareholder, Corporate Practice Area Leader

cc:	Walter F. Healy, Hoyne Bancorp, Inc.
Thomas S. Manfre, Hoyne Bancorp, Inc.
Daniel C. McKay, II, Vedder Price P.C.
John F. Breyer, Jr., Breyer & Associates PC